UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Second Sight Medical Products, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81362J100

(CUSIP Number)

13170 Telfair Avenue

Sylmar, CA 91342

(818) 833-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81362J100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregg Williams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,292,679 (1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 17,293,679 (1)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,292,6799 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.06% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)   Includes  (i) 4,859,893 shares of common stock and warrants to purchase 1,713,599 shares of common stock owned by GW Trust, (ii) 3,638,568 shares of common stock and warrants to purchase 3,453,038 shares of common stock owned by Williams International Co. LLC (iii) 544,760 shares of common stock owned by Sam Williams Family Investments LLC and (iv) 2,193,926 shares of common stock and warrants to purchase 863,259 shares of common stock owned by Sam B. Williams 1995 Generation-Skipping Trust. Includes 25,636 shares of common stock issuable to Mr. Williams upon exercise of options. Greg Williams has voting and dispositive power over all of these shares.

(2)   Beneficial ownership is based on 39,409,176 shares of common stock after giving effect to (i) 39,409,176 shares of common stock outstanding and (ii) warrants currently exercisable to purchase 6,029,896 shares of common stock.

CUSIP No. 81362J100	13D	Page 3 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregg Williams 2006 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,573,492 (3)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 6,573,492 (3)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,573,492 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.47% (4)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(3)   Shares beneficially owned includes (i) 4,859,893 shares of common stock and (ii) warrants to purchase 1,713,599 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(4)   Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

CUSIP No. 81362J100	13D	Page 4 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sam Williams Family Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 544,760 (5)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 544,760 (5)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,760 (5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (6)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(5)   Shares beneficially owned includes 544,760 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(6)   Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

CUSIP No. 81362J100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Williams International Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,091,606 (7)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 7,091,606 (7)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,091,606 (7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.61% (8)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(7)   Shares beneficially owned includes (i) 3,638,568 shares of common stock, (ii) 3,453,038 warrants to purchase shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(8)   Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

CUSIP No. 81362J100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sam B. Williams 1995 Generation Skipping Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,057,185 (9)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 3,057,185 (9)
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,057,185 (9)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73% (10)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(9)   Shares beneficially owned includes (i) 2,193,926 shares of common stock, (ii) 863,259 warrants to purchase shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

(10) Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

Explanatory Note:  Gregg G. Williams 2006 Trust, of which Gregg G. Williams is trustee (“Purchaser”), acquired an aggregate of 1,026,085 shares of common stock of the Issuer respectively in open market purchases in multiple transactions between May 18, 2022 and June 14, 2022, as set forth on Schedule A attached hereto, at prices ranging from$1.47 for an aggregate purchase amount of approximately $2.00, inclusive of brokerage commissions.

This Amendment No. 8 amends the Schedule 13D, as previously amended and filed on August 29, 2019, as specifically set forth herein.

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Second Sight Medical Products Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13170 Telfair Avenue, Sylmar, CA 91342.

The Reporting Persons (as defined below) beneficially own 17,292,679 shares of Common Stock (the “Shares”), which includes: (i) 11,237,147 shares of Common Stock, (ii) currently exercisable warrants to purchase 6,029,896 shares of common stock and (iii) and option to purchase 25,636 shares of common stock.

The Shares represent beneficial ownership of approximately 37.3% of the outstanding shares of Common Stock. See footnote 2 above.

Item 2.  Identity and Background.

(a), (f) This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg G. Williams 2006 Trust, a trust (“Williams Trust”);

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company (“Williams LLC”);

(iv) Williams International Co. LLC, a Michigan limited liability company (“Williams International”); and

(v) Sam B. Williams 1995 Generation-Skipping Trust (“GST” and together with Mr. Williams, the Williams Trust, Williams LLC, and Williams International, the “Reporting Persons”)

 (b) The address of the principal business and principal office of each of the Reporting Persons is 13170 Telfair Avenue, Sylmar Ca 91342.

(c) Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005, and has been a member of the Board of Directors of the Issuer since June 2009.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Williams is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

 The Shares were acquired with the personal funds of the Reporting Persons.

Item 4.  Purpose of Transaction.

The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares of the Issuer for investment purposes.. Nevertheless, as a result of his appointment in March 2018 as the non-executive Chairman of the Board of Directors and his beneficial share ownership of approximately 38.06% of the Common Stock, Mr. Williams is deemed to control the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer.

The Reporting Persons will continue to evaluate their ownership, investment and voting position in the Issuer and they currently expect to continue holding Issuer’s securities for investment. Moreover, they may acquire additional securities of the Issuer, upon terms which they consider to be favorable, in open market and in privately-negotiated transactions.

Item 5.  Interest in Securities of the Issuer.

 (a)(i) Gregg Williams is the beneficial owner of an aggregate of 17,292,679 or 38.06% of the Issuer’s outstanding shares of Common Stock, including currently exercisable warrants to purchase 6,029,896 shares of common stock.

(ii) Gregg G. Williams 2006 Trust is the beneficial owner of an aggregate of 6,573,492 or 14.47% of the Issuer’s shares, including currently exercisable warrants to purchase 1,713,599 shares of Common Stock.

(iii) Sam Williams Family Investments LLC is the beneficial owner of an aggregate 544,760 or 1.20% of the Issuer’s shares.

(iv) Williams International Co. LLC is the beneficial owner of an aggregate 7,091,606 or 15.61% of the Issuer’s shares, including currently exercisable warrants to purchase 3,453,038 shares of Common Stock.

(v) GST is the beneficial owner of an aggregate 3,057,185 or 6.73% of the Issuer’s shares, including currently exercisable warrants to purchase 863,259 shares of Common Stock.

(b) Mr. Williams has power to vote or direct the vote and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 22, 2022
/s/Gregg Williams
Gregg Williams

GREGG WILLIAMS 2006 TRUST

Date: July 22, 2022	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SAM WILLIAMS FAMILY INVESTMENTS LLC

Date: July 22, 2022	/s/Gregg Williams
By: Gregg Williams
Its: Manager

WILLIAMS INTERNATIONAL CO. LLC

Date: July 22 2022	/s/Gregg Williams
By: Gregg Williams
Its: Manager

SAM B WILLIAMS 1995 GENERATION-SKIPPING TRUST

Date: July 22, 2022	/s/Gregg Williams
By: Gregg Williams
Its: Trustee